UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

(Amendment No. 11)*

Castle Brands Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number)

Steven D. Rubin

4400 Biscayne Boulevard, Suite 1500

Miami, Florida 33137

Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 874,776 (1)
	8	SHARED VOTING POWER 53,346,509 (2)(3)
	9	SOLE DISPOSITIVE POWER 874,776 (1)
	10	SHARED DISPOSITIVE POWER 53,346,509 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,221,285 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 32.1% (4)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) vested options (including options that will be exercisable within 60 days of the date hereof) to purchase 80,000 Common Shares (as defined herein) and (ii) 15,000 restricted Common Shares granted to Frost (as defined herein) on March 1, 2018, which will vest in two equal annual installments, beginning on the one year anniversary of the date of grant.

(2)	Includes 43,975,719 Common Shares held by the Gamma Trust (as defined herein).
(3)	Includes 9,370,790 Common Shares held by the Nevada Trust (as defined herein).
(4)

All percentages set forth herein are based upon (i) 169,022,496 Common Shares outstanding as of February 7, 2019, as reported on the 10-Q filed on February 8, 2019, (ii) 80,000 Common Shares to be issued upon the exercise of vested options (including options that will be exercisable within 60 days of the date hereof) held by the Reporting Person and (iii) 15,000 restricted Common Shares granted to Frost on March 1, 2018, which will vest in two equal annual installments, beginning on the one year anniversary of the date of grant.

CUSIP No. 148435100	13D/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,975,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,975,719

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,975,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All percentages set forth herein are based upon (i) 169,022,496 Common Shares outstanding as of February 7, 2019, as reported on the 10-Q filed on February 8, 2019, (ii) 80,000 Common Shares to be issued upon the exercise of vested options (including options that will be exercisable within 60 days of the date hereof) held by the Reporting Person and (iii) 15,000 restricted Common Shares granted to Frost on March 1, 2018, which will vest in two equal annual installments, beginning on the one year anniversary of the date of grant.

CUSIP No. 148435100	13D/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,370,790
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,370,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,370,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.5% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All percentages set forth herein are based upon (i) 169,022,496 Common Shares outstanding as of February 7, 2019, as reported on the 10-Q filed on February 8, 2019, (ii) 80,000 Common Shares to be issued upon the exercise of vested options (including options that will be exercisable within 60 days of the date hereof) held by the Reporting Person and (iii) 15,000 restricted Common Shares granted to Frost on March 1, 2018, which will vest in two equal annual installments, beginning on the one year anniversary of the date of grant.

CUSIP No. 148435100	13D/A	Page 5 of 7 Pages

SCHEDULE 13D/A

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Phillip Frost, M.D., an individual (“Frost”), Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), and Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”, and together with the Gamma Trust, the “Trusts”; and the Trusts, together with Frost, each a “Reporting Person” and together the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2008, as amended by Amendment No. 1 to Schedule 13D filed on October 22, 2008 with the SEC, Amendment No. 2 to Schedule 13D filed on February 20, 2009 with the SEC, Amendment No. 3 to Schedule 13D filed on May 27, 2009, Amendment No. 4 to Schedule 13D filed on July 6, 2010, Amendment No. 5 to Schedule 13D filed on June 20, 2011, Amendment No. 6 to Schedule 13D filed on October 27, 2011, Amendment No. 7 to Schedule 13D filed on March 14, 2014, Amendment No. 8 to Schedule 13D filed on August 15, 2014, Amendment No. 9 to Schedule 13D filed on March 2, 2016 and Amendment No. 10 to Schedule 13D filed on March 16, 2018 with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 1. Security and Issuer

Item 1 is hereby deleted in its entirety and replaced with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 122 East 42nd Street, Suite 4700, New York, New York 10168.

Item 2. Identity and Background

Item 2(e) is deleted in its entirety and replaced with the following:

(e) Except as provided below, during the last five years, none of the Filing Persons (or their directors, officers, or controllers, if applicable) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

On December 27, 2018, Frost and the Gamma Trust entered into a settlement agreement with the Securities and Exchange Commission (the “SEC”), which was approved by the court on January 10, 2019, to resolve an action brought by the SEC against Frost, the Gamma Trust, and others, in SEC v. Honig et al., 18 Civ. 08175 (S.D.N.Y.). Without admitting or denying the SEC’s allegations, Frost agreed to injunctions from violations of the Sections 5(a), 5(c), and 17(a)(2) of the Securities Act of 1933 and Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1(a) thereunder; approximately $5.5 million in penalty, disgorgement, and prejudgment interest; and a prohibition, with certain exceptions, from trading in penny stocks. Without admitting or denying the SEC’s allegations, the Gamma Trust agreed to injunctions from violations of Section 17(a)(2) of the Securities Act of 1933; and a prohibition, with certain exceptions, from trading in penny stocks.

Item 3. Source or Amount of Funds or Other Consideration

No Change

Item 4. Purpose of Transaction

No Change.

CUSIP No. 148435100	13D/A	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Persons beneficially own Common Shares as follows:

Name	Number of Common Shares		Sole or Shared Voting		Sole or Shared Dispositive		% of Total Outstanding (2)
Phillip Frost, M.D.	874,776	(1)	Sole		Sole		0.5%
	53,346,509	(3)(4)	Shared	(5)(6)	Shared	(5)(6)	31.5%
Total:	54,221,285	(1)(3)(4)					32.1%

Frost Gamma Investments Trust	43,975,719	(3)	Shared	(5)	Shared	(5)	26.0%
Frost Nevada Investments Trust	9,370,790	(4)	Shared	(6)	Shared	(6)	5.5%

(1)

Includes (i) vested options (including options that will be exercisable within 60 days of the date hereof) to purchase 80,000 Common Shares and (ii) 15,000 restricted Common Shares granted to Frost on March 1, 2018, which will vest in two equal annual installments, beginning on the one-year anniversary of the date of grant.

(2)

All percentages set forth herein are based upon (i) 169,022,496 Common Shares outstanding as of February 7, 2019, as reported on the 10-Q filed on February 8, 2019, (ii) 80,000 Common Shares to be issued upon the exercise of vested options (including options that will be exercisable within 60 days of the date hereof) held by the Reporting Person and (iii) 15,000 restricted Common Shares granted to Frost on March 1, 2018, which will vest in two equal annual installments, beginning on the one year anniversary of the date of grant.

(3)	Includes 43,975,719 Common Shares held by the Gamma Trust.
(4)	Includes 9,370,790 Common Shares held by the Nevada Trust.
(5)

Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(6)

Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(c) Item 5(c) is hereby deleted in its entirety and replaced with the following:

During the past 60 days prior to the date hereof, the following transactions occurred:

On December 27, 2018, Gamma Trust acquired an aggregate of 75,000 Common Shares at a weighted average price of $0.83 per share. These shares were purchased in multiple transactions at prices ranging from $0.8179 to $0.8400, inclusive.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

No change.

CUSIP No. 148435100	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2019

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name:	Phillip Frost, M.D.
Title:	Trustee

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name:	Phillip Frost, M.D.
Title:	Trustee